

December 7, 2010

<u>Via U.S. Mail & Facsimile</u>

Ms. Janet F. Clark
Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

> **Re:** **Marathon Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010, as amended September 17, 2010**
> **Response Letter Dated November 17, 2010**
> **File No. 1-05153**

Dear Ms. Clark:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 99.2</u>

1. We note your response to comment 1 in our letter dated November 3, 2010. Please revise the report to address each of the following items noted in your response:

   - Expertise at NSAI is centered around the technical engineering and geologic disciplines;
   - NSAI does not purport to be certified accountants, landmen, or lawyers who are qualified at validating an entity's legal right to extract oil and gas from the earth;

- NSAI, as a firm, recognizes that the definition of reserves requires reasonable expectation of a legal right to produce, or receive revenue from, a hydrocarbon flow stream;
- NSAI has accepted as true your representation that you have "the legal right to produce," and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it; and
- NSAI utilizes your lease operating statements as provided to NSAI and does not perform additional forensic accounting unless something appears inconsistent with other data or its understanding of costs or prices in the applicable field area.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Lucas, at (202) 551-5798, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me, at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director